Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
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telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

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toshiyukiarai@paulhastings.com

October 3, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of September 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PaulHastings

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED ON SEPTMBER 3, 2003

Notice of Commencement of Operations at Yamaha Electronics Marketing Corp. on October 1, 2003(English translation attached)

2003年9月3日

各 位

会 社 名　ヤ マ ハ 株式会社
代表者名　取締役社長 伊藤修二
(コード番号 7951 東証第1部)

AV･IT国内販売体制を統合強化
「ヤマハエレクトロニクスマーケティング株式会社」
１０月１日より営業開始

ヤマハ株式会社（静岡県浜松市中沢町１０－１、社長：伊藤修二）は、ＡＶ・ＩＴ機器の国内販売強化の為、本年１０月１日よりＡＶ･ＩＴ製品の国内販売体制を統合し、「ヤマハエレクトロニクスマーケティング株式会社」にて営業を開始致します。

当社は、１００％出資子会社であるワイズ株式会社の社名変更と増資を行い、当社ＡＶ・ＩＴ国内営業部門からＡＶ･ＩＴ機器販売の一部を移管し、国内流通政策の一元化を図ります。

当社のＡＶ･ＩＴ国内事業は、国内営業部門でのホームシアターを中心とするＡＶ関連機器の販売、ワイズ㈱でのＳＯＨＯ/企業向けルーターを中心とするＩＴ機器の販売を展開して参りました。今回、両社販売体制を統合し、顧客対応力の向上、組織力の強化、業務プロセスの改革による国内営業力強化に取り組んで参ります。

◇

１．ヤマハエレクトロニクスマーケティング株式会社の概要

社名	ヤマハエレクトロニクスマーケティング株式会社 （現ワイズ株式会社）
代表者	代表取締役社長　中山　二三夫（現 AV・IT 国内営業部長）
資本金	３億円 （現資本金５千万円）
営業開始日	２００３年１０月１日
本店所在地	東京都港区高輪２－１７－１１　（現本店所在地　浜松市板屋町１１１－２）
営業拠点	東京　大阪　名古屋　浜松　広島　福岡　仙台　札幌　（現８拠点継続）
事業内容	ヤマハ製ＡＶ商品、ルーター、関連仕入れ品の国内販売及び機器の保守・設置サービス
従業員数	８０人
売上計画	２００４年３月期　９０億円（１０月営業開始） ２００５年３月期 １５５億円

２．本件のお問合せ先

ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
TEL　０３－５４８８－６６０１

以上

September 3, 2003

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Address: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Contact: Public Relations Division (03-5488-6601)

Strengthening Domestic AV&IT Sales
Yamaha Electronics Marketing Corp. to Commence Operations on October 1, 2003

To strengthen its domestic sales structure for AV&IT equipment, YAMAHA CORPORATION will commence operations at Yamaha Electronics Marketing Corp., which will handle domestic sales of AV&IT products starting from October 1,2003.

Yamaha Electronics Marketing will be created through a capital increase and name change from YIS Corporation, a wholly owned subsidiary of YAMAHA. In addition, YAMAHA will transfer its domestic AV&IT marketing department as well as some personnel to the new company to integrate the organization of AV&IT operation in Japan.

The purpose of establishing the new company is to integrate the sales systems of YAMAHA and YIS Corporation. To date, YAMAHAs AV & IT business segment has been engaged in the sales of AV equipment such as home theater-related products by the domestic AV&IT marketing department.

On the other hand, YIS operations have focused exclusively on business development related to the sales of IT equipment such as routers for use by SOHOs and other businesses.

This integration will bolster the YAMAHA Group s domestic sales structure for AV&IT products. We aim to realize better responses to the customer needs, stronger AV&IT operations, and further improvement in administrative processes.

Profile of Yamaha Electronics Marketing Corp.

Company Name	Yamaha Electronics Marketing Corp. (Formerly YIS Corporation)
Representative	Fumio Nakayama, President (Current: General Manager of AV&IT Domestic Sales & Marketing Div.)
Capitalization	New capital: ¥300 million
Commencement of Operations	October 1, 2003
Address	17-11, Takanawa 2-chome, Minato-ku, Tokyo (Current YIS Corporation address: 111-2, Itaya-machi, Hamamatsu-shi, Shizuoka)
Business Sites	Tokyo, Osaka, Nagoya, Hamamatsu, Hiroshima, Fukuoka, Sendai, Sapporo (Same as present business sites)
Scope of Business	Domestic sales, maintenance, and installation of YAMAHA AV products, routers, and related products
Number of Employees	80
Sales Targets	¥9.0 billion for fiscal 2004, (period extending from October 1,2003, to March 31, 2004) ¥15.5 billion for fiscal 2005